EXHIBIT 99.1

For Immediate Release 22-56-TR	Date:	October 13, 2022

Teck and SAAM Towage to Deploy Electric Tugs at Neptune Terminal

Vancouver, B.C. –  Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) and SAAM Towage (“SAAM”) today announced an agreement to deploy two electric tug boats at Neptune Terminal in Vancouver, British Columbia (B.C.) in support of Teck’s climate goals, which will mark the first electric tugs operating in Canada as a full tugboat package for harbour assist and tug services.

Under the agreement, SAAM will furnish two ElectRA 2300 SX tugs commencing operation during the second half of 2023 which are expected to eliminate over 2,400 tonnes of GHG emissions each year. In addition to emissions reductions, using electric tugs will also reduce underwater noise, benefitting marine life in the harbour.

“Working with SAAM Towage to further reduce the greenhouse gas emissions associated with transportation of our products is another step forward in achieving our climate goals and contributing to global climate action,” said Jonathan Price, CEO, Teck. “Collaborating with transportation providers to develop green transportation corridors is part of our climate action strategy and supports our goal of net zero emissions by 2050.”

“With Teck and Neptune Terminals, SAAM Towage has found value aligned partners who want to drive sustainable environmental change through innovation,” said Sander Bikkers, President, SAAM Towage Canada. “This partnership is based on a shared commitment to do our part to address the global challenge of climate change by reducing our carbon footprint.”

The ElectRA Tugs are designed by Vancouver based Robert Allan Ltd. (RAL) and will be built at Sanmar Shipyards in Turkey.

This announcement builds on Teck’s progress to work with partners to reduce emissions across its supply chain and achieve a 40% reduction in shipping emission intensity by 2030.

Teck previously announced an agreement with Oldendorff Carriers to employ energy efficient bulk carriers for shipments of Teck steelmaking coal from the Port of Vancouver, reducing 45,000 tonnes of CO2 per year, equivalent to removing nearly 10,000 passenger vehicles from the road. Teck has also announced a pilot of a fully electric on-highway transport truck to haul copper concentrate between Teck’s Highland Valley Copper Operations in south-central B.C. and a rail loading facility in Ashcroft, B.C.

Teck’s climate action strategy also includes goals to reduce carbon intensity across operations by 33% by 2030 and be a net-zero operator by 2050. CIick here to learn more about Teck’s approach to taking action on climate change.

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Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements relate to expectations with respect to energy efficiency, the realized amount of CO2 emissions reduction, and our long-term sustainability strategy, including but not limited to our 2030 and 2050 goals. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this press release are based on assumptions regarding commodity prices, general economic conditions and the performance of our business, achievement of energy efficiency in line with expectations, as well as our ability to achieve our climate goals and the longer term impacts of those goals on our business, among other matters. The foregoing list of assumptions is not exhaustive. Factors that may cause actual results to vary include, but are not limited to, changes in commodity prices or general economic conditions, actual climate-change consequences, adequate technology not being available on adequate terms, and changes in laws and governmental regulations or enforcement thereof that impact our operations or strategy. We assume no obligation to update forward-looking statements except as required under securities laws.

Further information concerning risks and uncertainties associated with these forward-looking statements can be found in our annual information form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings under our profile.

About SAAM Towage

Based in Chile, SAAM Towage is a division of SAAM Group, the largest operator of towing services in the Americas. It operates 80 tugboats in 13 countries, and has a well established presence in British Columbia, including nine tugs serving Vancouver’s Inner Harbour. SAAM Group is listed on Chile’s Santiago Exchange, and is part of the Dow Jones Sustainability Index Chile and DJSI MILA.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

SAAM Towage Contact:

Sander Bikkers

abikkers@saamtowage.com

Bus: 604.251.0214

Mobile: 604.240.5754